# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Digimarc Corporation, CIK 0001438231
CUSIP: 25381B101
Title of class of securities: Common Stock, $0.001 Par Value
Address of issuer's principal executive offices: 8500 SW Creekside Place, Beaverton, Oregon (OR), 97008
Date of event which requires filing of this statement: 04/14/2025
Amends the filing with accession number 0000950170-25-042835
Filed by CIK 0001665159
Persons authorized to receive notices and communications: Andris Upitis, Manager - Ocho, 1401 Lavaca St,, PMB 40912, Austin, Texas (TX), 78701, (801) 924-4131

## Reporting persons
- Ocho Investments LLC (CIK 0001665159): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); shared voting power 1,115,000; shared dispositive power 1,115,000; aggregate amount beneficially owned 1,115,000 (5.2% of the class)
- Andris Upitis: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: working capital (WC); shared voting power 1,115,000; shared dispositive power 1,115,000; aggregate amount beneficially owned 1,115,000 (5.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 Par Value
Name of issuer: Digimarc Corporation
Address of issuer's principal executive offices: 8500 SW Creekside Place, Beaverton, Oregon (OR), 97008

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by adding the following:

On April 14, 2025, the Reporting Persons delivered a presentation to the Issuer's board of directors, which is attached hereto as Exhibit 99.2.

The Reporting Persons confirm that they do not intend to, or reserve the right to, engage in a control transaction or any contested solicitation for the election of directors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The transactions in the Common Stock by the Reporting Persons since the original Schedule 13D was filed are set forth on Schedule A which is filed as Exhibit 99.1 and is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1: Schedule of Transactions
99.2: Presentation to the Independent Directors of Digimarc

## Signatures
- Ocho Investments LLC: /s/ Andris Upitis, Andris Upitis, Manager (04/15/2025)
- Andris Upitis: /s/ Andris Upitis, Andris Upitis (04/15/2025)